                                         Filed by FIRSTFED AMERICA BANCORP, INC.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                      of the Securities and Exchange Act of 1934

                                     Subject Company:  People's Bancshares, Inc.
                                                   Commission File No.:  0-07449

      On December 13, 2001, FIRSTFED AMERICA BANCORP, INC., a Delaware Corporation, and People's Bancshares, Inc., a Massachusetts corporation, jointly issued the following press release:

FIRSTFED                                                     People's Bancshares
FIRSTFED AMERICA BANCORP, INC.

--------------------------------------------------------------------------------
                              NEWS - MEDIA RELEASE

CONTACT:                                                   FOR IMMEDIATE RELEASE
Philip G. Campbell, Vice President
(508) 679-8181 ext. 1361   Fax: (508) 235-1818
pgcampbe@firstfedamerica.com
----------------------------

                       FIRSTFED AMERICA BANCORP, INC. AND
       PEOPLE'S BANCSHARES, INC. ANNOUNCE DATE OF THEIR RESPECTIVE SPECIAL
                                    MEETINGS

         Swansea and New Bedford, Massachusetts, December 13, 2001 -- FIRSTFED AMERICA BANCORP, INC. ("FIRSTFED," AMEX: FAB), and People's Bancshares, Inc. ("People's," NASDAQ: PBKB), New Bedford, Massachusetts, jointly announced today that their respective special meetings of stockholders to consider and vote on the proposed merger of People's with and into FIRSTFED will be held on February 4, 2002. Stockholders of record of each company as of December 17, 2001 will be entitled to vote on the proposal to approve and adopt the Agreement and Plan of Merger entered into by the parties on October 1, 2001.

         FIRSTFED has filed a registration statement with the United States Securities and Exchange Commission ("SEC") on Form S-4 that contains a preliminary joint proxy statement/prospectus and other relevant documents concerning the merger. STOCKHOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by FIRSTFED will be available free of charge from Philip G. Campbell, Vice President, Director of Marketing of FIRSTFED at ONE FIRSTFED PARK, Swansea, Massachusetts 02777, telephone (508) 235-1361. Documents filed with the SEC by People's will be available free of charge from Mary Ann Wilson, Assistant Vice President, Marketing Officer of People's at 545 Pleasant Street, New Bedford, Massachusetts 02740, telephone
(508) 991-2601. PLEASE READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

         FIRSTFED and its directors and executive officers may be deemed to be participants in the solicitation of proxies from FIRSTFED stockholders to approve the merger. Information about the directors and executive officers of FIRSTFED and their ownership of FIRSTFED common stock is set forth in FIRSTFED's proxy statement as filed with the SEC on June 22, 2001.

         People's and its directors and executive officers may be deemed to be participants in the solicitation of proxies from People's stockholders to approve the merger. Information about the directors and executive officers of People's and their ownership of People's common stock is set forth in People's proxy statement as filed with the SEC on April 30, 2001.

         Additional information about the interests of those participants may be obtained from the definitive joint proxy statement/prospectus regarding the proposed acquisition when it becomes available.

For further information contact:

Robert F. Stoico                           Edward A. Hjerpe, III
Chairman, President and CEO                Executive Vice President, COO and CFO
FIRSTFED AMERICA BANCORP, INC.             FIRSTFED AMERICA BANCORP, INC.
(508) 679-8181, ext. 1500                  (508) 679-8181, ext. 1505

Richard S. Straczynski                     James K. Hunt
President and CEO                          Chief Financial Officer
People's Bancshares, Inc.                  People's Bancshares, Inc.
(508) 991-2601                             (508) 991-2601



                                      # # #